Popoca Oakland, LLC

Balance Sheet
As of March 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Azlo Checking 5101	0.00
Capital One Popoca Popup MMSA	0.00
Cash Sales in Drawer	2,189.00
Chase Checking 2089	309.20
Mechanics Checking 1300	100.00
Mechanics Checking 9380	5,503.54
Mechanics Savings 9449	19,000.10
Total Bank Accounts	**$27,101.84**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$27,101.84**
Fixed Assets	
Furniture and Equipment	6,325.47
Furniture and Equipment (>1000)	4,475.97
Total Fixed Assets	**$10,801.44**
TOTAL ASSETS	**$37,903.28**

Popoca Oakland, LLC

Balance Sheet
As of March 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	10,196.17
Total Accounts Payable	**$10,196.17**
Other Current Liabilities	
CA DEPT OF TAX & FEE ADMIINISTRATION Payable	665.35
Cash Loans	
Managing Member	2,900.00
Square Capital Loan	4,301.18
Total Cash Loans	**7,201.18**
Employee Tips Payable	0.00
Party Deposits	200.00
Payroll Liabilities	
Payroll Tax Liabilities	
CARES Co. Soc. Sec. Deferral	2,503.25
Total Payroll Tax Liabilities	**2,503.25**
Total Payroll Liabilities	**2,503.25**
Sales Tax Payable	
Sales Tax Collected	18,731.37
Sales Tax Not Collected	618.10
Sales Taxes Reported & Paid	-12,676.43
Total Sales Tax Payable	**6,673.04**
Square Gift Cards	723.31
Square Tips	1,091.32
Total Other Current Liabilities	**$19,057.45**
Total Current Liabilities	**$29,253.62**
Total Liabilities	**$29,253.62**
Equity	
Member 1 Draws	-34,486.11
Member 1 Equity	8,847.32
Member 2 Draws	-377.24
Member 2 Equity	11,904.67
Opening Balance Equity	-11,094.95
Retained Earnings	4,037.14
Net Income	29,818.83
Total Equity	**$8,649.66**
TOTAL LIABILITIES AND EQUITY	**$37,903.28**